David L. Ficksman• (310) 789-1290 • dmiller@troygould.com	File No.

December 15, 2014

VIA EDGAR AND FEDERAL EXPRESS

Justin Dobbie

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Earth Gen-Biofuel Inc. Amendment No. 2 to Registration Statement on Form 10 Filed November 24, 2014 File No. 000-55263

Dear Mr. Dobie:

We are submitting this letter on behalf of Earth Gen-Biofuel Inc., a Nevada corporation (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated December 11, 2014 relating to the Company’s Amendment No. 2 to the Registration Statement on Form 10 (Registration No. 000-55263 filed with the Commission on November 24, 2014 (the “Registration Statement”)). Amendment No. 3 to the Registration Statement (“Amendment No. 2”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery two copies of Amendment No. 3 in paper format, which have been marked to show changes from the Registration Statement.

Earth Gen-Biofuel’s Southeast Asia Operations, Page 10

1.          Please revise your disclosure concerning the agreements with smaller farmers to clarify that the contract entitles the company to the entire crop, but does not obligate the farmer to furnish an agreed upon quantity of castor beans, which means that a portion of the risk of crop failure is borne by the company.

Company Response

The Company has added the following disclosure to the paragraph describing the arrangement with smaller farmers:

Justin Dobbie

December 15, 2014

“Farmers have no obligation as to the amount of castor beans they must produce; they are only obligated to deliver their entire harvest. Accordingly, it is possible that, due to poor castor bean farming methods, bad weather, or other events, a farmer may not be successful at growing castor beans in respect of one or more harvests. The results may be that a farmer will have no castor beans to deliver to Earth Gen for particular harvests, or, because of a very low yield, it proves uneconomical for the farmer to continue farming castor beans. Consequently, it may take a long time, if ever, as to a particular farmer or group of farmers for Earth Gen to recoup the expenses incurred for advancing seeds, technical know-how, operational monitoring and personnel.”

Liquidity and Capital Resources, Page 33

2.          We note your response to prior comment 24. Please revise your document to disclose how long you expect your current capital will last and how much additional capital you will need.

Company Response

In the table on page 29, the Company estimated its operating expenses for the next twelve months. We have added a paragraph indicating that the Company has sufficient funds through the end of the first quarter of 2015, based on the Company’s cash position and the schedule of deliveries of castor beans as follows:

“Based on projected availability of cash, the Company believes that it has or will have sufficient funds and working capital to cover operating expenses through at least March of 2015. The Company is expecting to start deliveries of crops in late January and February 2015. The terms for those sales are cash on delivery. Crop deliveries are expected to add to working capital based on the amount of castor beans being harvested and accepted for payment. However, it is difficult to estimate the size of the harvest and the exact delivery dates so capital requirements beyond March 31, 2015 are difficult to predict.”

Properties, page 35

3.          We note the disclosure added on page 12 in response to prior comment 11. However, we are unable to locate the disclosure pertaining to the terms on which you have obtained the facilities. Please revise your description of property accordingly.

Company Response

We have expended and modified the description of the facilities as follows:

Justin Dobbie

December 15, 2014

“We do not own any real property. The Company leases space for its U.S. office at 17870 Castleton Street, # 205 City of Industry, California 91748, from its CEO and shareholder, George Shen under a month to month lease agreement. George Shen leases the space to be used by the Company for a two year term from December 1, 2013 to November 30, 0215. The annual base lease obligation is $40,320.00 for year one, $41,940.00 in the second year. The Company’s headquarters in Laos has been moved to a new facility in Xieng Khouang, Bpek District. The lease is for 12 months at $312.00 per month and the one-year rental of $3,750.00 was paid in full at the start of the lease. The Company paid $3,750.00 for the full year in advance. Related utilities are paid monthly. The lease may be terminated on four weeks’ notice with a refund of unused rent. The property is completely fenced in by brick walls topped by chained link fencing and barbed wire. Inside the compound and attached to the building is a large covered area that is used for processing of crops and storage. This is a secured area with sliding gate at the entrance and is enclosed with a covered fence built by the company. Earth Gen has leased office space in Las Vegas, Nevada. The lease is a month-to-month obligation and was entered into on December 23, 2013 at the rate of $59.00 per month.”

Given the lack of materiality for the lease in Laos, we do not believe it is necessary to attach the lease as an exhibit.

This will acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please feel free to contact me at (310) 789-1290.

Very truly yours,

/s/ David Ficksman

David Ficksman

Enclosures

cc:    George Shen